[LETTERHEAD OF MALKIN HOLDINGS LLC]

December 15, 2009

BY U.S. Mail and FAX to (703) 813-6984

Ms. Yolanda Crittendon

Staff Accountant

Securities and Exchange Commission

Washington, D.C. 20549

Re:

60 East 42nd St. Associates L.L.C.

Your File No. 000-02670

Form 10-K for the year ended December 31, 2008

Form 10-Q for the Quarters ended March 31, 2009 and June 30, 2009

Dear Ms. Crittendon:

We are responding to your December 2, 2009 letter.  The numbered responses below correspond to the numbered questions in your letter.

1.

General - The audit opinion and financial statements for the year ended December 31, 2008 were inadvertently filed in duplicate.  We shall ensure that such duplication does not re-occur in the future.

2.

Item 9a - Controls and Procedures – You ask why Wien & Malkin LLC (now renamed Malkin Holdings LLC), the supervisor of Registrant, concluded on the effectiveness of Registrant’s disclosure controls and procedures when Registrant’s management concluded on the effectiveness of Registrant’s internal control over financial reporting.  Registrant is a limited liability company with no employees or officers.  Its organizational documents provide for Malkin Holdings LLC to supervise Registrant’s operations, which supervision includes performing many of Registrant’s management functions.  For that reason, Malkin Holdings concluded on the effectiveness of Registrant’s internal controls over financial reporting in Form 10-Q.  Registrant’s 2008 Form 10-K will be amended to expressly state that Malkin Holdings performed this management function.

3.

Signature – In accord with your request, in future filings the name and capacity of each individual for whom Mark Labell is signing as attorney-in-fact shall be indicated on the signature page.

4.

Exhibits 31.1 and 31.2 - Certifications – You note that Mark Labell signed the Section 302 and 906 Certifications as a senior officer of Registrant’s supervisor with financial and accounting oversight because Registrant’s organizational documents do not provide for a Chief Executive Officer or other officer with equivalent rights and duties.  You also inquired as to why such Certifications were not signed by Registrant’s members, Peter L. Malkin and Anthony E. Malkin.  As indicated in item 2 above, Malkin Holdings performs management functions for Registrant.  For that reason, it signed the Section 302 and 906 Certifications.  However, unlike the Section 906 Certifications, the Section 302 Certifications did not expressly state the relationship between Registrant and Malkin Holdings and the reason why Malkin Holdings was the signatory.  We will amend the Section 302 Certifications to expressly disclose such relationship and indicate that Malkin Holdings is signing such Certifications on behalf of Registrant.  See attached revised Section 302 Certification marked to show revisions and the Section 906 Certification.

5.

Exhibit 31.1 – The indicated language was inadvertently omitted from the Exhibit 31.1 Certifications.  We will file an amendment to Registrant’s Form 10-K for the year ended December 31, 2008 and Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009 to include the requested language.

In addition, Registrant acknowledges:

1.

Registrant is responsible for the adequacy and accuracy of the disclosure in the filings with the Securities and Exchange Commission (“Commission”);

2.

Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

3.

Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any question or desire additional information, please communicate with the undersigned.

Thank you.

Very truly yours,

/s/ Mark Labell

Mark Labell

Senior Vice President, Finance

Malkin Holdings LLC, Supervisor of Registrant

ML:fm

Enc.

cc:

Thomas N. Keltner, Jr.

Stuart J. Rappaport

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Exhibit 31.1

CERTIFICATION

The undersigned, Mark Labell, is signing this Chief Executive Officer certification as Senior Vice President, Finance of Malkin Holdings LLC, the Supervisor* of 60 East 42nd St. Associates L.L.C. (“Registrant”) to certify that:

1.

I have reviewed this annual report on Form 10-K of 60 East 42nd St. Associates L.L.C.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4.

The Registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and we have:

(a)

Designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)

Evaluated the effectiveness of the Registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of   the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the Registrant’s internal control  over financial reporting that occurred during the Registrant’s most recent fiscal quarter (the Registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting; and

5.

The Registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant’s auditors and the audit committee of Registrant’s board of directors (or persons performing the equivalent functions):

(a)

all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the Registrant’s ability to record, process, summarize and report financial information; and

(b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal controls over financial reporting.

Dated:

By /s/ Mark Labell

Name:

Mark Labell

Title:

Senior Vice President, Finance

Malkin Holdings LLC, Supervisor of 60 East 42 nd St. Associates L.L.C.

*Registrant’s organizational documents do not provide for a Chief Executive Officer or other officer with equivalent rights and duties.  As described in the Report, Registrant is a limited liability company which is supervised by Malkin Holdings LLC.  Accordingly, this Chief Executive Officer certification is being signed by a senior executive of Registrant’s supervisor.

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Exhibit 31.2

CERTIFICATION

The undersigned, Mark Labell, is signing this Chief Financial Officer certification as a senior member of the financial/accounting staff of Malkin Holdings LLC, the Supervisor* of 60 East 42 nd St. Associates L.L.C. (“Registrant”), to certify that:

1.

I have reviewed this annual report on Form 10-K of 60 East 42nd St. Associates L.L.C.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4.

The Registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and we have:

(a)

Designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)

Evaluated the effectiveness of the Registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the Registrant’s internal control over financial reporting that occurred during the Registrant’s most recent fiscal quarter (the Registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting; and

5.

The Registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant’s auditors and the audit committee of Registrant’s board of directors (or persons performing the equivalent functions):

(a)

all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the Registrant’s ability to record, process, summarize and report financial information; and

(b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal controls over financial reporting.

Dated:

By /s/ Mark Labell

Name: Mark Labell

Title: Senior Vice President, Finance

Malkin Holdings LLC, Supervisor of 60 East 42 nd St. Associates L.L.C.

*Registrant’s organizational documents do not provide for a Chief Financial Officer or other officer with equivalent rights and duties.  As described in the Report, Registrant is a limited liability company which is supervised by Malkin Holdings LLC.  Accordingly, this Chief Financial Officer certification is being signed by a senior member of the financial/accounting staff of Registrant’s supervisor.

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 Exhibit 32.1

Certification Pursuant to 18 U.S.C., Section 1350 as adopted

Pursuant to Section 906

of Sarbanes – Oxley Act of 2002

The undersigned, Mark Labell, is signing this Chief Executive Officer certification as Senior Vice President, Finance of Malkin Holdings LLC, the Supervisor* of 60 East 42 nd St. Associates L.L.C. (“Registrant”) to certify that:

1.

the Annual Report on Form 10-K of Registrant for the period ended December 31, 2008 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C.78m or 78o(d)); and

2.

the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Registrant.

Dated:

By  /s/ Mark Labell

Mark Labell

Senior Vice President, Finance

Malkin Holdings LLC, Supervisor

*Registrant’s organizational documents do not provide for a Chief Executive Officer or other officer with equivalent rights and duties.  As described in the Report, Registrant is a limited liability company which is supervised by Malkin Holdings LLC.  Accordingly, this Chief Executive Officer certification is being signed by a senior executive of Registrant’s supervisor.

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Exhibit 32.2

Certification Pursuant to 18 U.S.C., Section 1350 as adopted

Pursuant to Section 906

of Sarbanes – Oxley Act of 2002

           The undersigned, Mark Labell, is signing this Chief Financial Officer certification as a senior member of the financial/accounting staff of Malkin Holdings LLC, the Supervisor* of 60 East 42 nd St. Associates L.L.C. (“Registrant”), to certify that:

1.

the Annual Report on Form 10-K of Registrant for the period ended December 31, 2008 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C.78m or 78o(d)); and

2.

the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Registrant.

Dated:

By /s/ Mark Labell

Mark Labell

Senior Vice President, Finance

Malkin Holdings LLC, Supervisor

*Registrant’s organizational documents do not provide for a Chief Financial Officer or other officer with equivalent rights and duties.  As described in the Report, Registrant is a limited liability company which is supervised by Malkin Holdings LLC.  Accordingly, this Chief Financial Officer certification is being signed by a senior member of the financial/accounting staff of Registrant’s supervisor.

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